Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 19 DATED MARCH 31, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Edison Apartments – Gresham, Oregon

On March 30, 2022, we acquired a $5,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Edison Apartments, a 64-unit, Class A apartment community (the “Property”) in Gresham, Oregon, which city is located in the Portland, Oregon Metropolitan Statistical Area (“MSA”). In connection with the Equity Investment, the entity entered into a 10-year loan from an agency lender in the amount of $11,545,000 (the “Edison Loan”). The Edison Loan has a fixed interest rate of 3.58% and is interest-only for the full 10-year term.

The entity will be managed by RM Communities Edison GP, LLC (“RM Communities Edison GP”), an affiliate of our Manager, and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, is a wholly-owned subsidiary of Realty Mogul. RM Communities and RM Communities Edison GP will be entitled to certain fees in connection with this transaction. RM Communities Edison GP will also serve as the sponsor of this transaction.

Built in 2020, the Property consists of 64 residential units with a mixture of one- and two-bedroom floor plans. The business plan for the Property is to acquire it with long-term, fixed-rate interest-only agency debt and grow revenues and cash flow by maintaining high occupancy and marking rents to market upon normal tenant turnover. Additionally, RM Communities plans to allocate $195,000 for exterior and common area upgrades to enhance Property amenities, including the additions of package lockers, a covered BBQ area and a dog park. The Property was 92.2% occupied as of March 30, 2022.

The Property offers desirable open-concept floorplans with modern design touches. All units have in-unit washers and dryers, as well as air conditioning. 60 of the 64 units are large 2-bed/2-bath, and the average unit is 900 square feet. Compared to the city of Portland’s average apartment size of 765 square feet, renters at the Property have over 17% more living space on average.

The Property is located in the Portland-Vancouver-Hillsboro MSA which has recorded cumulative rent growth of 47.2% over the last 10 years, according to CoStar. The submarket of Gresham has exceeded that mark with rent growth of 58.8% over the same period. Over each of the past six years, rent growth in Gresham has been stronger than metro-wide performance in Portland. Additionally, an average of 27 permits were issued annually totaling 3,230 multifamily units in Multnomah County from 2015 to 2019 compared to 2021 where only two building permits were issued for a total of 352 units, according to JLL. Considering the City of Portland’s implementation of Inclusionary Housing and Urban Growth Boundary programs, we believe the MSA is one of the more challenging markets to develop in across the country.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform that has facilitated investments in over $4.7 billion of real estate as of March 30, 2022, including historical investments in over 24,000 apartment units as of March 30, 2022. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 150,000 units in 16 states.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.